Exhibit 99.1

Santiago, October 30, 2019

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mr President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session yesterday, the Board of Banco Santander - Chile approved the following contracts with related parties:

a)	Contract of sub-letting to be subscribed by Banco Santander Chile and Klare Corredora de Seguros S.A. in which the former will sub-let furnished offices to the later located in 4040 Nueva Costanera street, office 22, Vitacura, Santiago, Metropolitan Region.

b)	Rental contract to be subscribed by Banco Santander Chile and Santander Corredores de Bolsa Limitada in which the former will sub-let furnished offices to the later located in Titanium Building located in 2800 Isidora Goyenechea street, floor 40, Las Condes, Santiago, Metropolitan Region.

c)	Rental contract to be subscribed by Banco Santander Chile and Multiplica SpA de Bolsa Limitada in which the former will sub-let furnished offices to the later located in Bandera 140, floor 7, Santiago, Metropolitan Region.

In relation to these operations, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenique Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo, and Oscar Von Chrismar Carvajal manifested the convenience for the Bank the procurement of these operations, with pricing, terms, and conditions similar to those prevailing in the market, and in accordance with the favorable report of the Director Committee and Audit Committee of the Bank.

Sincerely,

Miguel Mata Huerta

Chief Executive Officer

C.c:

-Financial Markets Commission

-Stock Exchange